

17018686

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Northampton ST. Suite A
(No. and Street)

Easton (City) PA (State) 18042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry R Dalberto 610-559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Henry R Dalberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Associates, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Bella T Kaashyap, Notary Public
City of Easton, Northampton County
My Commission Expires May 20, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President

Title

Bella T Kaashyap.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) A report on the exemption provision to Rule 15c3-3.

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Board of Directors of:
American Financial Associates, Inc.

We have audited the accompanying statement of financial condition of American Financial Associates, Inc. as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of American Financial Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of American Financial Associates, Inc.'s financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of American Financial Associates, Inc.'s management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy

of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 22, 2017

American Financial Associates, Inc.
Statement of Financial Condition
December 31, 2016

	2016
ASSETS	
Cash and cash equivalents	$ 57,259
Commissions receivable	116,248
Prepaid corporate income tax	1,150
Prepaid expenses	9,589
Fixed assets:	
Office equipment	53,359
Furniture & fixtures	1,781
Less: Accumulated depreciation	(55,140)
Total Fixed assets	-
Total Assets	$ 184,246
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable	$ 9,735
Commissions payable	87,788
Accrued corporate income taxes	2,550
Total Liabilities	100,073
STOCKHOLDERS' EQUITY	
Common stock - $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650
Retained earnings	10,563
	92,213
Less: Treasury stock, 804 shares at cost	(8,040)
Total Stockholder's Equity	84,173
Total Liabilities and Stockholder's Equity	$ 184,246

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statements of Income
For the Year Ended December 31, 2016

	2016
Revenue	
Commissions	$ 461,702
Mutual fund 12b-1 fees	506,045
Interest income	67
Total Revenues	967,814
Expenses	
Commissions	755,071
Employee salaries and benefits	128,227
Brokerage, exchange,and clearance fees	17,701
Occupancy	14,204
Professional fees	13,150
Technology and communications	8,363
Other expenses	19,652
Total Expenses	956,368
Net Income Before Provision for Income Taxes	11,446
Provision for Income Taxes	3,415
Net Income	$ 8,031

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	2016					
	Common Stock		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, January 1, 2016	8,165	$ 81,650	$ 2,532	804	$ (8,040)	$ 76,142
Net Income	-	-	8,031	-	-	8,031
Balance, December 31, 2016	8,165	$ 81,650	$ 10,563	804	$ (8,040)	$ 84,173

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2016

		2016
Cash Flows From Operating Activities:		
Net income	$	8,031
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Commissions receivable		(9,008)
Prepaid corporate income tax		(726)
Prepaid expenses		1,390
Accounts payable		(124)
Commissions payable		4,776
Accrued corporate income taxes		1,274
Net Cash Provided by Operating Activities		5,613
Net Increase in Cash and Cash Equivalents		5,613
Cash and Cash Equivalents:		
Beginning		51,646
Ending	$	57,259
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Taxes paid	$	2,367

The accompanying notes are an integral part of these financial statements

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1. SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994, the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania and the major source of revenue comes from selling mutual funds.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. There were no amounts over the federally insured limits for the year ending December 31, 2016.

The Company's cash equivalents are highly liquid debt investments with an original maturity of three months or less as of the acquisition date.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the year ended December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. There was no depreciation expense for the year ending December 31, 2016.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retires or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the account and any resulting gain or loss is reflected in income.

Note 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Expense Recognition

Securities transactions and the related revenue and expenses are recorded on a trade-date basis, as securities transactions occur.

The Company earns 12b-1 fees paid by mutual funds to the broker-dealer to cover marketing and selling of mutual fund shares and are calculated based on a set rate multiplied by the fund balance. The Company acts in an agent capacity and pays out the revenue received from the fund to the corresponding brokers. The amount of 12b-1 fees earned was $506,045 for the year ending December 31, 2016.

Rent Expense

The Company has a month-to-month rental with no signed lease in the Pennsylvania office. Rent is $900 per month for the last three years and is expensed when paid. Rent expense was $10,800 for the year ending December 31, 2016.

Commissions Receivable

Commissions receivable consist of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transaction. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 2. ADVERTISING COST

Advertising costs are expensed as incurred. Advertising costs of $1,752 were incurred for the year ending December 31, 2016.

Note 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $45,063, which was $38,391 in excess of its required net capital of $6,672. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 2.2207 to 1.

Note 4. INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income taxes was $3,415 for the year ending December 31, 2016. The components of the provision for income taxes for the year ended December 31, 2016 are as follows:

	2016
Current - Federal	$ 1,000
Current - State & Local	2,415
Total provision for income taxes	$ 3,415

The corporate tax returns have not been prepared for the year ended December 31, 2016. There is an expected liability of $1,550 for state and local purposes and $1,000 for federal purposes, which leaves $1,000 of accrued federal income tax and $400 of accrued state income tax net of prepaid income tax at December 31, 2016.

Federal and state net operating loss carryforwards available to offset taxable income were fully used for the tax year ending December 31, 2015.

Note 5. STOCKHOLDER'S EQUITY

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	10,000
Issued	8,165
Outstanding	8,165

In August 2010, the Board of Directors authorized the Company to repurchase 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

Note 6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 6. CONCENTRATIONS OF CREDIT RISK (continued)

A customer is considered major when the customer represents 5% or more of the total gross revenue for the year ended December 31, 2016. The loss of such a customer would have a significant impact on the Company's revenue. For the year ended December 31, 2016, the Company did not have any transactions with a major customer.

Note 7. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2016
Office Equipment	$ 53,359
Furniture & Fixtures	1,781
Total Fixed Assets at Cost	55,140
Less: Accumulated Depreciation	(55,140)
Property and equipment, net	$ -

Note 8. EXEMPTIVE PROVISIONS

The Company has a clearing agreement with its clearing broker, RBC Capital Markets, LLC. The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company maintains a secondary clearing relationship and not a direct clearing relationship with its clearing broker, RBC Capital Markets, LLC.

An exemption is claimed from SEC Rule 15c-3-3 under c(k)(2)(ii) – All customer transactions are cleared through RBC Capital Markets, LLC (SEC# - 801-13059) on a fully disclosed basis.

Note 9. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

Note 10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

Schedule I
American Financial Associates, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2016

		2016
Net Capital:		
Net stockholders' equity from statement of financial condition	$	84,173
Deductions and/or Charges:		
Total nonallowable assets from statement of financial condition		(39,110)
Net Capital	$	45,063
Aggregate Indebtedness:		
Accounts payable	$	9,735
Commissions payable		87,788
Accrued state income taxes		2,550
Total Aggregate Indebtedness	$	100,073
Computation of Net Capital Requirement Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$	6,672
Minimum Dollar Net Capital Requirement	$	5,000
Excess Net Capital	$	38,391
Excess Net Capital at 1000%	$	35,056
Ratio of Aggregate Indebtedness to Net Capital		2.2207

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2016

	Per Focus Report Form X-17A-5	Adjustments	Schedule II Per Audited Financial Report
	2016	2016	2016
Net Capital:			
Net stockholders' equity from statement of financial condition	$ 84,173	$ -	$ 84,173
Deductions and/or Charges:			
Net stockholders' equity from statement of financial condition	(39,110)	-	(39,110)
	45,063	-	45,063
Net capital	$ 45,063	$ -	$ 45,063

The accompanying notes are an integral part of these financial statements

ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors of:
American Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(2)(ii) and American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2017



Financial Planning
American Financial Associates, Inc.
Members FINRA & SIPC
1700 Northampton Street, Suite A
Easton, Pennsylvania 18044-1659
(610) 559-1600
Fax (610) 559-1661

American Financial Associates, Inc
Exemption Report
SEC Rule 17a-5

American Financial Associates, Inc. is exempt from exchange act rule 15(c)3-3 for the calendar year 2016. We are not a carrying or clearing broker dealer, so, therefore, we are exempt based on:

K2(ii) Who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

American Financial Associates, Inc. does not have any exceptions to this report for the calendar year 2016.



Henry R. D'Alberto
President

AMERICAN FINANCIAL ASSOCIATES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
American Financial Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by American Financial Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating American Financial Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. American Financial Associates, Inc.'s management is responsible for American Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2017

American Financial Associates, Inc.
Schedule of Assessment and Payments
(General Assessment Reconciliation Form SIPC-7)
For the Year Ended December 31, 2016

Total Revenue	$ 982,749
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(963,049)
Net gain from securities in investment accounts	(67)
Other revenue not related either directly or indirectly to the securities business	(14,935)
SIPC Net Operating Revenues	4,698
General Assessment @ .0025	12
Payments made with 2016 Form SIPC-6 (Paid July 18, 2016)	(3)
Balance paid with SIPC-7 (Paid January 23, 2017)	$ 9

See accompanying independent accountant's report.